Filed Pursuant to Rule 424 (b) (3)
Registration No. 333-119265
CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
SUPPLEMENT NO. 1 DATED JUNE 13, 2006
TO PROSPECTUS DATED APRIL 28, 2006
      We are providing this Supplement No. 1 to you in order to supplement our prospectus dated April 28, 2006 (the “Prospectus”). This Supplement No. 1 is part of, and should be read in conjunction with, the Prospectus. The terms “we,” “our,” and “us” include Corporate Property Associates 16 – Global Incorporated and its subsidiaries. Capitalized terms used in this Supplement No. 1 have the same meaning as in the Prospectus unless otherwise defined herein. The property chart included herein under “Description of the Properties” is considered to be a replacement of the property chart contained on pages 118-120 of the Prospectus. In addition, the “Foss Manufacturing Company, LLC” description is considered to be a replacement of the “Foss Manufacturing Company, Inc.” description contained on pages 126-127 of the Prospectus, the “Bob’s Discount Furniture, LLC” description is considered to be a replacement of the “Bob’s Discount Furniture, LLC” description contained on pages 144-145 of the Prospectus and the “Description of Financing” for Datastream Systems, Inc. is considered to be a replacement of the “Description of Financing” contained on page 151 of the Prospectus. All other information in this Supplement No. 1 is considered to be an addition to, and should be read in conjunction with, the information in the Prospectus.
INDEX TO THIS SUPPLEMENT

Recent Developments	S-1
Description of the Properties	S-3
Annex A — Quarterly Report on Form 10-Q	A-1
RECENT DEVELOPMENTS
Investment Committee
      In June 2006, Frank J. Hoenemeyer rejoined the Investment Committee of Carey Asset Management’s board of directors. Previously, Mr. Hoenemeyer, age 86, was Vice Chairman of the Investment Committee and Director of Carey Asset Management from May 1992 through December 2005. Prior to his retirement in 1984, Mr. Hoenemeyer was Vice Chairman, Director and Chief Investment Officer of The Prudential Insurance Company of America. Mr. Hoenemeyer graduated with a B.S. in Economics from Xavier University, Cincinnati, Ohio and an MBA from the Wharton School of the University of Pennsylvania, and joined Prudential in 1947.
      In June 2006, Ralph F. Verni stepped down as Chairman of the Investment Committee and from Carey Asset Management’s board of directors. Nathaniel S. Coolidge, a member of the Investment Committee since 1999, was elected Chairman of the committee.
Foss Manufacturing Company, LLC
      In May 2006, the assets of Foss Manufacturing Company, Inc., (“Foss”) were sold to Foss Manufacturing Company, LLC (“Foss LLC”), a Nevada limited liability company not affiliated with Foss. Foss had previously filed for Chapter 11 bankruptcy protection in September 2005. Foss LLC assumed Foss’ lease. Please see “Description of the Properties — Foss Manufacturing Company, LLC” below.

Filing of Quarterly Report on Form 10-Q
      On May 15, 2006, we filed with the Securities and Exchange Commission our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2006. This Quarterly Report is attached as Annex A to this Supplement No. 1.
Annual Meeting of Shareholders
      The annual meeting of our shareholders was held on June 8, 2006 at our corporate offices to vote on the reelection of all five members of our board of directors. Over 52% of our shareholders of record as of April 28, 2006 voted and the reelection of Wm. Polk Carey, Trevor P. Bond, Gordon F. DuGan, Elizabeth P. Munson and James D. Price to serve until the next annual meeting of shareholders in 2007 was approved.
Our Offering and Issuances through Our Distribution Reinvestment Plan
      As detailed in the Prospectus, we are offering up to $950,000,000 in shares of our common stock, including $400,000,000 in shares of common stock through our distribution reinvestment plan. The offering price is $10 per share. As of the date of this Supplement No. 1, we have issued 13,075,320 shares of our common stock in connection with our offering, including 408,605 shares issued pursuant to our distribution reinvestment plan, raising aggregate gross proceeds of $130,733,636. Excluding proceeds raised through our distribution reinvestment plan, $33,578,302 was raised in April 2006, $82,521,396 was raised in May 2006 and $10,547,891 has been raised in June 2006 through the date of this Supplement No. 1.
Property Acquisitions
      Since March 31, 2006, we have completed two new investments and obtained mortgage financings on two existing investments. See “Description of the Properties” below for a description of these transactions.

DESCRIPTION OF THE PROPERTIES
(Pages 118-120 of the Prospectus)
     The following table provides certain summarized information with respect to the properties we have acquired as of the date of this prospectus:

				Primary	Approximate		Initial		Rent
		Purchase		Property	Square		Annual		Increase	Lease	Maximum	Amount of	Date of
Lessee	Property Location	Price*		Type	Footage		Rent**		Factor	Expiration	Term	Financing	Acquisition

Actuant Corporation and GB Tools and Supplies, Inc.(1)	Kahl am Main, Germany	$16,768,815		1,2	306,000		$1,596,282		(7)	1/21	1/31	$11,053,050	12/03 & 6/04
U-Haul Moving Partners, Inc. and Mercury Partners, LP(2)	78 properties(3)	312,445,026		4	5,814,000		28,541,115		(8)	4/15 & 4/25	4/35 & 4/44	183,000,000	4/04
Polestar Petty Limited(4)	Leeds, UK	27,920,501		1,3	200,000		2,116,370		2.5% per year	5/29	5/29	18,840,150	5/04
Castle Rock Industries Inc., Professional Chemicals Corporation, T&G Management Services, Inc. and Windsor Industries, Incorporated	Englewood, CO — 3 properties Chandler, AZ	13,764,817		1	357,000		1,327,620		CPI	6/24	6/44	9,300,000	6/04
Foss Manufacturing Company, LLC	Hampton, NH — 2 properties	32,170,523		1	528,000		3,194,565		CPI	7/24	7/44	17,000,000	7/04
TietoEnator Corporation(5)	Espoo, Finland — 2 properties	97,763,109		3	466,000		6,984,605		Finnish CPI	1/17	1/32	70,996,640	7/04
Thales SA(6)	Guyancourt, Conflans Saint Honorine, Ymare, Aubagne and Laval, France	103,186,152		1,3	1,597,000		9,744,717		INSEE Index	8/11	8/20	76,656,682	7/04 & 8/04
Ply Gem Industries, Inc.(9)	Kearney, MO Martinsburg, WV Middlesex, PA Calgary, Canada Wallbridge, OH York, NE Fair Bluff, NC Rocky Mount, VA	37,884,817		1	2,093,000		3,510,137		(9)	8/24	8/44	21,185,774	8/04
Xpedite Systems, Inc.	Tinton Falls, NJ	15,522,251		3	90,000		1,395,000		(10)	6/16	6/26	10,250,000	9/04
Huntsman International LLC	Woodlands, TX	37,975,066		3	282,000		3,545,000		2% per year	(11)	(11)	26,600,000	9/04
					(construction total)
Plantagen Finland Oy and Plantagen Sverige AB(12)	Vantaa, Finland, Linköping, Sweden	30,906,841		4	150,000		2,161,659		Finnish, Swedish CPI	12/24 & 12/29	12/44 12/49	19,929,424	12/04
Pohjola Non-Life Insurance Company Ltd.(13)	Helsinki, Finland	113,513,922		3	851,000		8,127,600		Finnish CPI	7/15	7/20	84,662,500	1/05
HMS Healthcare, Inc.	Southfield, MI	18,731,937		3	94,000		1,228,354	(14)	(14)	1/25	1/45	9,100,000	1/05
Clean Earth Kentucky, LLC	Cynthiana, KY	7,366,492		1,3	328,000		710,500		CPI	1/25	1/45	4,550,000	1/05
Precise Technology, Inc.	Buffalo Grove, IL	16,469,372		1,3	265,000		1,447,625		CPI	1/25	1/45	10,500,000	1/05
LFD Manufacturing Ltd. and IDS Logistics (Thailand) Ltd.(15)	Lamlukka and Bangpa-In, Thailand	23,688,824		1,2	673,000		1,495,065		Thai CPI	12/19	12/34	11,440,000	1/05
Finisar Corporation	Allen, TX, Sunnyvale, CA	29,292,330		3	252,000		2,950,510		2.25% per year	2/20	2/40	17,000,000	2/05
MetalsAmerica, Inc.	Shelby, NC	7,436,520		1	170,000		651,000		CPI	2/25	2/45	4,000,000	2/05
Rinker Materials PolyPipe, Inc.	Fernley, NV Sandersville, GA Erwin, TN Gainesville, TX	8,713,508		1	243,000		786,600		CPI	2/25	2/45	5,000,000	2/05
Telcordia Technologies, Inc.	Piscataway, NJ	116,459,046		3	891,000		8,913,190		CPI	9/23	9/43	79,686,000	3/05
The Hinckley Company(16)	Stuart, FL Southwest Harbor, ME — 2 properties Trenton, ME Portsmouth, RI	58,318,586		1	500,000		5,161,500		CPI	4/30	4/60	35,000,000	5/05
MetoKote Corporation	Huber Heights, Sheffield Village, and Lima, OH Lebanon, TN, Peru, IL, Ontario, Canada and Coahuila, Mexico	42,087,927		1	3,243,900		3,660,793		(17)	5/25 7/25	5/45 7/45	26,000,000	5/05 & 7/05
Hellweg Die Profi- Baumärkte GmbH and Co.(18)	Arnstadt, Borken, Bünde, Dorsten, Duisburg, Freiberg, Gütersloh, Bad Salzungen, Monheim, Oberhausen, Osnabrück, Rodewisch, Schmalkalden, St. Augustin, Stendal, and Wuppertal, Germany	154,364,173		4	1,371,000		12,552,050		German CPI	6/30	6/35	106,366,200	6/05
Career Education Corp.	Nashville, TN	10,540,705		3	66,000		474,728		(20)	6/19	6/29	6,500,000	6/05
Police Prefecture, French Government(19)	Paris, France	106,648,598		3	241,000		6,519,983		INSEE	6/19	6/19	78,585,000	7/05
John McGavigan Limited	Bishopbriggs, Scotland, United Kingdom	12,209,008		1	112,000		1,021,169		UK RPI	8/25	8/25	7,630,773	8/05
Bob’s Discount Furniture, LLC(21)	Norwich, CT	23,696,094		2	585,000		2,172,750		CPI	4/26	4/36	16,000,000	8/05
Advanced Circuits, Inc.	Aurora, CO	5,260,602		1,3	61,000		482,500		CPI	9/20	9/40	3,425,000	9/05
John Nuriminen Oy(22)	Kotka, Finland	9,978,964		2	223,000		709,479		Finnish CPI	10/20	10/35	6,634,650	10/05
Dick’s Sporting Goods, Inc.(23)	Plainfield, IN	30,150,000	(24)	2	364,000	(25)	1,242,702		CPI	1/22	1/57	—	12/05
Corinthian Colleges, Inc.	Blairsville, PA Laramie, WY	52,482,952	(26)	5	(27)		(28)		CPI	(29)	(29)	16,350,000	12/05 & 1/06
Murray International Metals, Limited(30)	Newbridge, Scotland, United Kingdom	25,243,950		2,3	213,000		2,111,542		UK CPI	12/30	12/50	16,735,200	12/05
Utex Industries, Inc.	Weimar, Houston, Conroe and Odessa, TX	14,729,686		1,3	335,000		1,260,000		CPI	3/26	3/46	9,000,000	3/06
Superhobby Dom I Ogrod Sp. Z. o. o., Superhobby Market Budowlany Sp. Z. o. o. and OBI Centrala Systemowa Z. o. o.(31)	15 properties in Poland(32)	183,299,973		3,4	1,660,000		12,871,816		75% of the EuroZone CPI	3/16(33)	3/31	145,945,184	3/06
Datastream Systems, Inc.	Greenville, SC	16,307,866		3	126,000		1,356,250		CPI(34)	3/21	3/41	10,850,000	3/06
Kings Super Markets, Inc.	Cresskill, Livingston, Maplewood, Morristown, Upper Montclair and Summit, NJ	48,397,539		4	137,000		3,450,000		CPI	4/26	4/66	4,725,000	4/06
Hilite Germany GmbH & Co. KG	Marktheidenfeld, Germany	24,343,120		1,3	194,000		2,284,799		German CPI	5/26	5/46	15,039,180	5/06

Property Types are coded as follows: 1 – Industrial/Manufacturing; 2 – Distribution/Warehouse; 3 – Office/Research; 4 – Retail; 5 – Other

*	Purchase price means the contractual purchase price plus acquisition fees and transaction closing costs. Includes an acquisition expense allowance of 0.5% of the contract purchase price of each of our acquired properties or funds advanced for loans secured by real estate acquired with the proceeds from our initial public offering and the related offering through our distribution reinvestment plan. We will continue to pay this allowance for investments made with proceeds of our initial public offering. There will be no such allowance payable to our advisor for future investments made by us with the future proceeds of this offering and our distribution reinvestment plan, although we will be responsible for the payment of all acquisition expenses.

**	With respect to the calculation of rents on foreign properties, dollar amounts have been translated from the respective foreign currencies using the exchange rate as the date of acquisition.

(1)	Values reflect 100% of this property. CPA®:16 — Global holds a 50% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.2218.
(2)	Values reflect 100% of this property. CPA®:16 — Global holds a 30.77% interest and the remaining interests are held by affiliates CPA®:15 (57.69%) and Corporate Property Associates 14 Incorporated (11.54%).
(3)	Mobile, Oxford, AL; Fountain Hills, Peoria, Phoenix, Phoenix West (4 locations), Prescott, Surprise, AZ; Aurora South, Denver South, Littleton, CO; Fort Myers, Jacksonville, Key Largo, Ocoee, Orange City, Orlando (3 locations), Orlando North, Sanford, Tampa, Winter Park, FL; Conyers, Kennesaw, Lawrenceville, Riverdale, Snellville, Smyrna, GA; Alsip, Aurora, Crystal Lake, Naperville, IL; Merrillville, IN; Lenexa, KS; Bossier City, LA; Capital Heights, MD; Chicopee, Stoughton, MA; Apple Valley, MN; Hattiesburg, MS; O’Fallon, St. Charles, MO; Henderson, Las Vegas (3 locations), North Las Vegas, NV; Pennsauken, NJ; Rio Rancho, NM; Bronx, NY; Gastonia, NC; Columbus, OH; Stillwater, OK; Brentwood, TN; Arlington, Austin, Dallas, DeSoto, El Paso, Forth Worth, Grape Vine, Houston North, Houston South (2 locations), Killeen, League City, Lewisville, McKinney, Plano, TX; Chantilly, Colonial Heights, Manassas, Newington, Woodbridge, VA.
(4)	Dollar amounts have been translated from the Pound Sterling using the exchange rate as of the date of acquisition of $1.79430.
(5)	Values reflect 100% of this property. CPA®:16 —Global holds a 40% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.23670.
(6)	Values reflect 100% of this property. CPA®:16 — Global holds a 35% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the dates of acquisition of $1.210700 and $1.203200.
(7)	The rent will increase by the lesser of 400% of the German Consumer Price Index, or 3.75% of the prior year’s rent.
(8)	These properties are subject to two leases. The rent under each lease will be increased on the fifth anniversary of commencement, and every five years thereafter, by the CPI.
(9)	Dollar amounts related to the Canadian property have been translated from the Canadian Dollar using the exchange rate as of the date of acquisition of $0.76490. These properties are subject to two leases. The rent under each lease will be increased annually based on increases in the US and Canadian CPI.

(10)	The property is subject to an assumed lease with stated rent increases in years two and seven from the date of acquisition.
(11)	There is a primary construction term followed by an initial lease term of 17 years, followed by four renewal terms of 5 years each.
(12)	Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.3538 for the Finland property and from the Swedish Kroner using the exchange rate as of the date of acquisition of $0.1503 for the Sweden property.
(13)	Values reflect 100% of this property. CPA®:16 — Global holds a 40% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.3546.
(14)	Two shorter term leases were also assumed in connection with the acquisition of this property, one of which provides an additional $210,015 in annual rent through June 2009, and one of which provides an additional $62,977 in annual rent through December 2010. The primary lease provides for rent increases of 6.903% every three years.
(15)	Dollar amounts have been translated from the Thai baht using the exchange rate as of the date of acquisition of $0.026.
(16)	Values reflect 100% of this property. CPA®:16 —Global holds a 70% interest and the remaining interest is held by CPA®:15 (an affiliate).
(17)	These properties are subject to three leases. The rent under each lease will be increased annually based on increases in the US, Canadian and Mexican CPI. Dollar amounts related to the Canadian property have been translated from the Canadian Dollar using the exchange rate as of the date of acquisition of $.7894.
(18)	Values reflect 100% of this property. CPA®:16 —Global holds 25% interest and the remaining interest is held by CPA®:15 (an affiliate).
(19)	Values reflect 100% of this property. CPA®:16 —Global holds 50% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Pound Sterling using the exchange rate as of the date of acquisition of $1.8061.
(20)	The property is subject to an assumed lease. The tenant will increase its occupancy at the property in stages as the property is being retrofitted to their specifications per an existing agreement with the former owner of the property. It is expected that the tenant will take full occupancy by January 1, 2007. Monthly rent will increase accordingly to reflect occupancy of the additional space, followed by annual rent increases of 3%.
(21)	Construction of an addition to the facility was completed in May 2006 at which time the initial 20 year lease term commenced.

(22)	Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.2063.
(23)	Values reflect 100% of this property. CPA®:16 — Global holds a 55.1% interest and the remaining interest is held by CPA®:14 (an affiliate).
(24)	Includes costs relating to the construction of an expansion facility.
(25)	Does not include the 361,000 square foot expansion facility that we have agreed to construct on the property.
(26)	This reflects the aggregate purchase price of the Pennsylvania and Wyoming properties. This includes costs relating to the construction of seven three-story student housing facilities on the Pennsylvania property, consisting of a total of 198,660 square feet. Also includes costs relating to the construction of four student housing facilities on the Wyoming property, consisting of a total of 200,400 square feet.
(27)	No buildings currently exist. We have agreed to construct seven three-story student housing facilities on the Pennsylvania property and four student housing facilities on the Wyoming property.
(28)	While these properties are under construction, the annual rent under each lease will be in an amount equal to LIBOR, plus 250 basis points, based on amounts we advance for construction. Upon completion, the annual rent will be payable monthly at an amount equal to approximately 9% of the funds we advanced for construction.
(29)	Each lease has a 20-year term, beginning on the date of completion of the first building and provides for three 10-year renewal terms.
(30)	Dollar amounts have been translated from the Pound Sterling using the exchange rate as of the date of acquisition of $1.7616.
(31)	Values reflect 100% of this property. We hold a 25% interest and the remaining interest is held by CPA®:15 (an affiliate). Dollar amounts have been translated from the Euro using the exchange rate as of the date of acquisition of $1.21361.
(32)	Bydgoszcz, Czestochowa, Jablonna, Katowice, Kielce, Lódz (2 properties), Lubin, Lublin, Olsztyn, Opole, Plock, Walbrzych and Warsaw (2 properties), Poland.
(33)	There is a separate agreement to lease for an additional eight year term.
(34)	During the initial term, rent is increased annually by CPI, but, for each renewal term, the rent is based on fair market value at the beginning of the applicable renewal term, which is in turn increased annually by CPI during the balance of the applicable renewal term.

Foss Manufacturing Company, LLC (Pages 126 and 127 of the Prospectus)

Acquisition
      In July 2004, through a wholly-owned subsidiary, we purchased certain industrial/manufacturing facilities in Hampton, New Hampshire and entered into a net lease with Foss Manufacturing Company, Inc., or “Foss”. Foss filed for Chapter 11 bankruptcy protection in September 2005 and in May 2006, Foss’ assets were sold to Foss Manufacturing Company, LLC (“Foss LLC”), a Nevada limited liability company not affiliated with Foss. Foss LLC assumed Foss’ existing lease in May 2006.

Purchase Terms
      The cost of the facilities, including the acquisition fee payable to Carey Asset Management was $32,170,523, an amount less than the appraised value of the facilities. We paid at closing an acquisition fee of $800,262 and an acquisition expense allowance of $160,052 to Carey Asset Management. Carey Asset Management will also receive a deferred fee of $640,209, payable in each of the next three years, but only if we achieve the six percent preferred return.

Description of the Lease
      Foss LLC assumed Foss’ existing net lease in May 2006. The initial term of the lease is 20 years, followed by two 10-year renewal terms. The initial aggregate annual rent under the lease is $3,194,565. The lease provides for annual rent to be increased every thirty-six months based on the percentage increase in the CPI. In addition, through one of our subsidiaries, we and Foss entered into an amendment to the existing lease effective May 1, 2006 in which we granted Foss LLC an option to purchase the property for a fixed price during the period beginning in May 2008 and ending in April 2009.
      If Foss LLC desires to develop the excess land at the property, due to the inability to subdivide the excess land from the remainder of the property, the property must be converted to a condominium form of ownership. In such event, Foss LLC must give us the option of financing the construction of the additional improvements. If we decline to finance such additional improvements, Foss LLC may construct the additional improvements at its sole expense, provided that upon completion, the condominium unit which comprises the additional improvements will be conveyed to Foss LLC.

Description of Financing
      We obtained limited recourse mortgage financing from CIBC Inc. in the amount of $17,000,000 to finance a portion of the purchase price. The financing is at a fixed annual interest rate of 6.60% for a term of 20 years maturing in July 2024.

Description of Foss LLC
      Foss LLC is a manufacturer of specialty synthetic fibers and non-woven fabrics. Foss is a supplier to the automotive, technical, decorative and retail industries.
Bob’s Discount Furniture, LLC (Pages 144 and 145 of the Prospectus)
     Acquisition
      In August 2005, through a wholly-owned subsidiary, we acquired a one story, warehouse/distribution building in Norwich, Connecticut from an affiliate of Bob’s Discount Furniture, LLC or “BOBS” and entered into a net lease with BOBS. BOBS, as our agent, entered into an agreement to construct an approximately 271,000 square foot addition to the facility which was completed in May 2006.
     Purchase Terms
      The total cost of the facility, including the cost of construction of the addition to the facility and the deferred acquisition fee payable to Carey Asset Management Corp., was $23,696,094. Included in the total cost of the facility are the acquisition fee of $583,367 and an acquisition expense allowance of $111,423 we paid to Carey Asset Management Corp. Carey Asset Management Corp. will receive a deferred fee in the total amount of $466,694 payable in equal annual installments over the next three years, but only if we achieve the preferred return of six percent.
     Description of Lease
      The facility is leased to BOBS under two net leases. Each lease has an initial term of 20 years and provides for two 5-year renewal options. The aggregate initial annual rent under both leases totals $2,172,750 payable in quarterly installments. Additionally, the leases provide for CPI-based rent increases every two years during the initial term of the leases.
     Description of Financing
      In May 2006 we obtained limited recourse mortgage financing in the amount of $16,000,000 at a fixed annual interest rate of 6.61% for a term of 20 years, maturing in June 2026.
     Description of BOBS
      BOBS is a home furniture retailer, offering BOBS branded products in stores located throughout Connecticut, Maine, Massachusetts, New Hampshire and New Jersey.
Datastream Systems, Inc. (Page 151 of the Prospectus)
     Description of Financing
      In May 2006 we obtained limited recourse mortgage financing in the amount of $10,850,000 at a fixed annual interest rate of 6.54% for a term of 15 years maturing in June 2021.
Kings Super Markets, Inc.
     Acquisition
      In April 2006, through wholly owned subsidiaries, we acquired six supermarkets located in Cresskill, Livingston, Maplewood, Morristown, Upper Montclair and Summit, New Jersey from affiliates of Kings Super Markets Inc., or “Kings Super Markets.” Concurrently with the acquisition, we entered into six separate net leases with Kings Super Markets.
     Purchase Terms
      The total cost of the facilities, including the deferred acquisition fee payable to Carey Asset Management Corp., was $48,397,539. Included in the total cost of the facilities are the acquisition fee of $1,204,188 and acquisition expense allowance of $230,000 we paid at closing to Carey Asset Management Corp. Carey Asset Management Corp. is also expected to receive a deferred fee in the total amount of $963,351 payable in equal annual installments over each of the next three years, but only if we achieve the preferred return of six percent.
     Description of Lease
      The facilities are leased to Kings Super Markets under six separate net leases. Certain affiliates of Kings Super Markets are guarantors under each of the leases. Each lease has an initial term of 20 years and provides for one 10-year renewal option followed by six 5-year renewal options. The aggregate initial annual rent under all the leases total $3,450,000, payable in quarterly installments. Additionally, the leases provide for CPI-based rent increases every third year during the first 12 years of the initial term, capped at 7.5% for each increase, and CPI-based rent increases every second year during the last eight years of the initial term, capped at 5% for each increase.

     Description of Financing
      We obtained limited recourse mortgage financing totaling $4,725,000 at a fixed annual interest rate of 6.29% for a term of 10 years, maturing in June 2016. We endeavor to obtain additional limited recourse mortgage financing totaling approximately $29,025,000, at the current market rate for a 10-year term. However, there can be no assurance that we will be successful in obtaining this financing on the terms described.
     Description of Kings Super Markets
      Founded in 1936, Kings Super Markets is a premium supermarket chain with 26 stores located primarily in northern New Jersey and on Long Island, New York.
Hilite Germany GmbH & Co. KG
     Acquisition
      In May 2006, through a wholly owned subsidiary, we acquired an office and light manufacturing facility located in Marktheidenfeld, Germany from Hilite Germany GmbH & Co. KG, or “Hilite” which serves as Hilite’s European headquarters. Concurrently with the acquisition, we entered into a net lease with Hilite.
     Purchase Terms
      Dollar amounts included here have been converted from Euros based on the exchange rate as of the date of closing. The total cost of the facility, including the deferred acquisition fee payable to Carey Asset Management Corp., was €18,938,167, or $24,343,120. Included in the cost of the facility is the acquisition fee of €471,204, or $605,686 and acquisition expense allowance of €90,000, or $115,686, we paid at closing to Carey Asset Management Corp. Carey Asset Management Corp. is also expected to receive a deferred fee in the total amount of €376,963, or $484,548, payable in equal annual installments over each of the next three years, but only if we achieve the preferred return of six percent.
     Description of Lease
      The facility is leased to Hilite under a net lease. In addition, certain affiliates of Hilite are guarantors under the lease. The lease has an initial term of 20 years and provides for two 10-year renewal options. The initial annual rent under the lease is €1,777,500 or $2,284,799 based on the exchange rate as of the date of closing, payable in quarterly installments. Additionally, the lease provides for annual rent adjustments based on the German CPI.
     Description of Financing
      We obtained non-recourse mortgage financing in the amount of €11,700,000, or $15,039,180, based on the exchange rate as of the date of closing, at a fixed annual interest rate of 5.12% for a term of ten years, maturing in April 2016.
     Description of Hilite
      Hilite International, Inc., the parent company of Hilite, headquartered in Cleveland, Ohio, is a designer and manufacturer of highly engineered valve based systems used in automotive engines and transmissions. Hilite, acquired by Hilite International in 2002, specializes in advanced valve technologies used to improve engine performance and fuel efficiency, while reducing emissions.

ANNEX A — QUARTERLY REPORT ON FORM 10Q

A-1

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-Q

☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2006
or

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission File Number: 001-32162
CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
(Exact name of registrant as specified in its charter)

MARYLAND	80-0067704
(State of incorporation)	(I.R.S. Employer Identification No.)

50 ROCKEFELLER PLAZA NEW YORK, NEW YORK (Address of principal executive office)	10020 (Zip Code)
Investor Relations (212) 492-8920
(212) 492-1100
(Registrant’s telephone numbers, including area code)
     Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes ☑          No ☐
      Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐          Accelerated filer ☐          Non-accelerated filer ☑
      Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).     Yes ☐          No ☑
      Registrant has 63,066,174 shares of common stock, $.001 par value outstanding at May 8, 2006.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED

*	The summarized consolidated financial statements contained herein are unaudited; however, in the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair statement of such financial statements have been included.
Forward Looking Statements
      This quarterly report on Form 10-Q, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Item 2 of Part I of this report, contains forward-looking statements that involve risks, uncertainties and assumptions. Forward-looking statements discuss matters that are not historical facts. Because they discuss future events or conditions, forward-looking statements may include words such as “anticipate,” “believe,” “expect,” “estimate,” “intend,” “could,” “should,” “would,” “may,” “seeks,” “plans” or similar expressions. Do not unduly rely on forward-looking statements. They give our expectations about the future and are not guarantees, and speak only as of the date they are made. Such statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievement to be materially different from the results of operations or plan expressed or implied by such forward-looking statements. While we cannot predict all of the risks and uncertainties, they include, but are not limited to, the risk factors described in Item 1 of our Annual Report on Form 10-K for the year ended December 31, 2005. Accordingly, such information should not be regarded as representations that the results or conditions described in such statements or that our objectives and plans will be achieved. Additionally, a description of our critical accounting estimates is included in the management’s discussion and analysis section in our Annual Report on Form 10-K for the year ended December 31, 2005. There has been no significant change in such critical accounting estimates.
      As used in this quarterly report on Form 10-Q, the terms the “Company,” “we,” “us” and “our” include Corporate Property Associates 16 — Global Incorporated, its consolidated subsidiaries and predecessors, unless otherwise indicated.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
PART I
ITEM 1. — FINANCIAL STATEMENTS
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

		December 31, 2005
	March 31, 2006	(NOTE)

	(In thousands except share and per
	share amounts)
ASSETS
Real estate, net	$412,428	$386,615
Net investment in direct financing leases	153,800	152,772
Equity investments	108,117	97,179
Real estate under construction	25,535	15,026
Mortgage notes receivable	29,771	29,798
Cash and cash equivalents	116,680	155,374
Short-term investments	2,084	1,698
Marketable securities	2,904	2,996
Funds in escrow	11,574	6,377
Intangible assets, net	73,971	66,589
Due from affiliates	—	590
Deferred offering costs	5,804	4,028
Other assets, net	10,053	10,607

Total assets	$952,721	$929,649

LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities:
Limited recourse mortgage notes payable	$369,173	$358,370
Accrued interest	2,255	2,330
Prepaid and deferred rental income and security deposits	20,390	18,548
Due to affiliates	13,848	9,475
Distributions payable	9,052	8,926
Deferred acquisition fees payable to affiliate	19,760	17,708
Accounts payable, accrued expenses and other liabilities	12,140	10,163

Total liabilities	446,618	425,520

Minority interest in consolidated entities	17,099	17,134

Commitments and contingencies (Note 9)
Shareholders’ equity:
Common stock, $.001 par value; 110,000,000 shares authorized; 57,749,522 and 57,268,850 shares issued and outstanding at March 31, 2006 and December 31, 2005	58	57
Additional paid-in capital	518,749	514,014
Distributions in excess of accumulated earnings	(26,468)	(22,416)
Accumulated other comprehensive loss	(778)	(3,148)

	491,561	488,507
Less, treasury stock at cost, 274,919 and 162,564 shares at March 31, 2006 and December 31, 2005	(2,557)	(1,512)

Total shareholders’ equity	489,004	486,995

Total liabilities and shareholders’ equity	$952,721	$929,649

NOTE: The balance sheet at December 31, 2005 has been derived from the audited consolidated financial statements at that date.
The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

	Three Months Ended March 31,

	2006	2005

	(In thousands except share and
	per share amounts)
REVENUES:
Rental income	$10,355	$3,887
Interest income from direct financing leases	3,152	1,927
Interest income on mortgage receivable	728	563
Other operating income	88	66

	14,323	6,443

OPERATING EXPENSES:
Depreciation and amortization	(2,633)	(892)
Property expenses	(2,812)	(1,369)
General and administrative	(1,307)	(908)

	(6,752)	(3,169)

OTHER INCOME AND EXPENSES:
Income from equity investments	1,703	1,277
Other interest income	1,461	1,501
Minority interest in income	(475)	—
Gain (loss) on foreign currency transactions and derivative instruments, net	26	(166)
Interest expense	(5,286)	(2,042)

	(2,571)	570

NET INCOME	$5,000	$3,844

BASIC EARNINGS PER SHARE	$.09	$.07

DISTRIBUTIONS DECLARED PER SHARE	$.1575	$.1250

WEIGHTED AVERAGE SHARES OUTSTANDING — BASIC	57,485,161	55,447,733

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)
Net income	$5,000	$3,844
Other comprehensive income:
Unrealized depreciation of marketable securities	(26)	—
Change in foreign currency translation adjustment	2,022	(2,759)
Unrealized gain on derivative instruments	374	—

	2,370	(2,759)

Comprehensive income	$7,370	$1,085

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY
For the three months ended March 31, 2006

			Distributions in	Accumulated
		Additional	Excess of	Other
	Common	Paid-In	Accumulated	Comprehensive	Treasury
	Stock	Capital	Earnings	Loss	Stock	Total

	(In thousands except share and per share amounts)
Balance at December 31, 2005	$57	$514,014	$(22,416)	$(3,148)	$(1,512)	$486,995
480,672 shares issued $.001 par, at $10 per share, net of offering costs	1	4,735				4,736
Distributions declared			(9,052)			(9,052)
Net income			5,000			5,000
Change in other comprehensive income				2,370		2,370
Repurchase of 112,355 shares					(1,045)	(1,045)

Balance at March 31, 2006	$58	$518,749	$(26,468)	$(778)	$(2,557)	$489,004

The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Three Months Ended
	March 31,

	2006	2005

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$5,000	$3,844
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization including intangible assets and deferred financing costs	2,683	903
Realized loss (gain) on foreign currency transactions, net	4	(35)
Unrealized (gain) loss on foreign currency transactions, net	(30)	129
Unrealized loss on derivative instrument	—	72
Equity income in excess of distributions received	(408)	(199)
Issuance of shares to affiliate in satisfaction of fees due	773	395
Minority interest in income	475	—
Straight-line rent adjustments and amortization of rent related intangibles	(531)	(232)
(Decrease) increase in accrued interest	(88)	669
Increase (decrease) in due to affiliates(a)	2,595	(1,707)
Increase in accounts payable, accrued expenses and other liabilities(a)	1,457	338
Increase in prepaid and deferred rental income and security deposits	234	1,671
Decrease in funds held in escrow	73	745
Net change in other operating assets and liabilities	(2,250)	557

Net cash provided by operating activities	9,987	7,150

CASH FLOWS FROM INVESTING ACTIVITIES:
Distributions received from equity investments in excess of equity income	915	387
Contributions to equity investments	(10,088)	(76)
Purchase of short term investments	—	(5,616)
Purchases of securities	—	(17,625)
Proceeds from sale of securities	—	82,525
Purchase of mortgage note receivable	—	(12,778)
Funds held in escrow for future acquisition and construction	(7,957)	(4,753)
Release of funds held in escrow for acquisition and construction of real estate	2,832	12,371
Receipt of principal payment of mortgage note receivable	66	—
VAT taxes recovered from purchase of real estate	4,008	—
Acquisition of real estate and equity investments(b)	(40,935)	(230,039)

Net cash used in investing activities	(51,159)	(175,604)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of stock, net of costs of raising capital	3,963	38,360
Proceeds from mortgages	10,614	121,540
Payment of financing costs and mortgage financing deposits	—	(3)
Deferred financing costs and mortgage deposits, net of deposits refunded	(358)	—
Distributions paid to minority partners	(510)	—
Scheduled payments of mortgage principal	(1,314)	(391)
Distributions paid	(8,926)	(5,348)
Purchase of treasury stock	(1,045)	—

Net cash provided by financing activities	2,424	154,158

Effect of exchange rate changes on cash	54	(62)

Net (decrease) increase in cash and cash equivalents	(38,694)	(14,358)
Cash and cash equivalents, beginning of period	155,374	217,310

Cash and cash equivalents, end of period	$116,680	$202,952

(a)	Changes in due to affiliates and accounts payable, accrued expenses and other liabilities excludes amounts related to the raising of capital (financing activities) pursuant to the Company’s initial public offering. At March 31, 2006 and 2005, the amount due to the Company’s advisor for such costs were $5,804 and $2,918, respectively. The financial statement caption also excludes deferred acquisition fees payable related to the acquisition of real estate (investing activities).

(b)	The cost basis of real estate investments acquired during the three months ended March 31, 2006 and 2005 also includes deferred acquisition fees payable of $2,052 and $4,162, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands except share and per share amounts)

NOTE 1.	Business
      Corporate Property Associates 16 — Global Incorporated (the “Company”) is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally. The primary source of the Company’s revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of March 31, 2006, the Company’s portfolio consisted of 179 properties leased to 38 tenants and totaling more than 13 million square feet. The Company was formed in 2003 and is managed by a wholly-owned subsidiary of W. P. Carey & Co. LLC (the “advisor”). As a REIT, the Company is not subject to federal income taxation as long as it satisfies certain requirements relating to the nature of its income, the level of its distributions and other factors.

NOTE 2.	Basis of Presentation
      The accompanying unaudited consolidated financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Article 10 of Regulation S-X of the United States Securities and Exchange Commission (“SEC”). Accordingly, they do not include all information and notes required by generally accepted accounting principles in the United States of America for complete financial statements. All significant intercompany balances and transactions have been eliminated. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair statement of the results of the interim periods presented have been included. The results of operations for the interim periods are not necessarily indicative of results for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2005.

Principles of Consolidation
      The accompanying consolidated financial statements include all accounts of the Company, and its majority-owned and/or controlled subsidiaries. The portion of these entities not owned by the Company is presented as minority interest as of and during the periods consolidated. All intercompany accounts and transactions have been eliminated in consolidation.
      When the Company obtains an economic interest in an entity, the Company evaluates the entity to determine if the entity is deemed a variable interest entity (“VIE”), and if the Company is deemed to be the primary beneficiary, in accordance with FASB Interpretation No. 46(R), “Consolidation of Variable Interest Entities” (“FIN 46(R)”). The Company consolidates (i) entities that are VIEs and of which the Company is deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company controls. Entities that the Company accounts for under the equity method (i.e. at cost, increased or decreased by the Company’s share of earnings or losses, less distributions) include (i) entities that are VIEs and of which the Company is not deemed to be the primary beneficiary and (ii) entities that are non-VIEs which the Company does not control, but over which the Company has the ability to exercise significant influence. The Company will reconsider its determination of whether an entity is a VIE and who the primary beneficiary is if certain events occur that are likely to cause a change in the original determinations.

Information about Geographic Areas
      The Company has international investments in Canada, Europe, Mexico, Thailand and the United Kingdom. These investments accounted for lease revenues (rental income and interest income from

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
direct financing leases) of $3,006 and $1,592 for the three months ended March 31, 2006 and 2005, respectively, and income from equity investments of $955 and $502 for the three months ended March 31, 2006 and 2005, respectively. As of March 31, 2006 and December 31, 2005, long-lived assets related to international investments were $154,897 and $152,148, respectively.

Reclassifications
      Certain prior period amounts have been reclassified to conform to current period financial statement presentation.

NOTE 3.	Organization and Offerings
      The Company commenced its initial public offering of up to 110,000,000 shares of common stock at a price of $10 per share in December 2003. The initial offering was conducted on a “best efforts” basis by Carey Financial, LLC (“Carey Financial”), a wholly-owned subsidiary of W. P. Carey & Co. LLC, and other selected dealers. The Company sold 55,332,415 shares of common stock in its initial offering before suspending sales activities on December 30, 2004. The Company formally terminated its initial offering in March 2005 by filing an amendment to the registration statement for its initial offering, to deregister shares of its common stock that remained unissued as of March 8, 2005, excluding 50,000,000 issuable under its Distribution Reinvestment and Share Purchase Plan (the “Plan”). In March 2006, the Company deregistered all remaining Plan shares with respect to this registration that were not issued as of March 23, 2006.
      In August 2005, the Company filed an amendment to the registration statement filed with the SEC in 2004 for a second “best efforts” public offering of up to 55,000,000 shares of common stock at a price of $10 per share. This registration statement was declared effective in February 2006, and the Company commenced its second public offering effective March 27, 2006.

NOTE 4.	Transactions with Related Parties
      Pursuant to an advisory agreement between the Company and the advisor, the advisor performs certain services for the Company including the identification, evaluation, negotiation, purchase and disposition of property, the day-to-day management of the Company and the performance of certain administrative duties. The advisory agreement between the Company and the advisor provides that the advisor will receive an asset management fee. The fee is 1% of average invested assets as defined in the advisory agreement, 1/2 of which (the “performance fee”) is subordinated to the performance criterion, a non-compounded cumulative distribution return of 6%. As of March 31, 2006, the non-compounded cumulative distribution return was 5.56%. The asset management and performance fees will be payable in cash or restricted stock at the option of the advisor. For 2006, the advisor has elected to receive its asset management and performance fees in restricted shares of common stock of the Company at $10.00 per share. In connection with the day-to-day operations, the advisor is also reimbursed for the allocated cost of personnel needed to provide administrative services to the operations of the Company. For the three months ended March 31, 2006 and 2005, the Company incurred base asset management fees of $1,180 and $637, respectively, with performance fees in like amounts, which are included in property expenses in the accompanying consolidated financial statements. For the three months ended March 31, 2006 and 2005, the Company incurred personnel reimbursements of $297 and $79, respectively, which are included in general and administrative expenses in the accompanying consolidated financial statements.
      In connection with structuring and negotiating acquisitions and related mortgage financing on behalf of the Company, the advisory agreement provides for acquisition fees averaging not more than 4.5%, based on the aggregate cost of investments acquired, of which 2% will be deferred and payable in equal annual installments over three years with payment subordinated to the performance criterion. Unpaid installments bear interest at an annual rate of 5%. For transactions that were completed during the three months ended

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
March 31, 2006, current and deferred acquisition fees were $2,564 and $2,051, respectively, and were paid or payable to the advisor subject to subordination to the performance criterion. For transactions that were completed during the three months ended March 31, 2005, current and deferred acquisition fees were $5,201 and $4,162, respectively, and were paid or payable to the advisor subject to subordination to the performance criterion. For investments completed using the proceeds from the Company’s initial public offering, the Company pays the advisor an acquisition expense allowance of 0.5% of the cost of the investment in consideration for the advisor’s payment of certain acquisition expenses. For the three months ended March 31, 2006 and 2005, the allowance was $490 and $1,427, respectively. For investments that will be completed using the proceeds from the Company’s secondary offering, the advisor will not receive an acquisition expense allowance but will be reimbursed for all acquisition related costs.
      The Company owns interests in entities which range from 25% to 50%, with the remaining interests held by affiliates. The Company has significant influence in these investments, which are, therefore, accounted for under the equity method of accounting (see Note 6).
      The Company is a participant in an agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities and sharing the associated costs. Pursuant to the terms of the agreement, the Company’s share of rental occupancy and leasehold costs is based on gross revenues of the affiliates. Expenses incurred in the three months ended March 31, 2006 and 2005 were $83 and $9, respectively. The Company’s estimated current share of future annual minimum lease payments on the office lease, which has a current term through 2016, is $2,871.

NOTE 5.	Real Estate
      Real estate, which consists of land and buildings leased to others, at cost, and accounted for under the operating method is summarized as follows:

	March 31, 2006	December 31, 2005

Cost	$419,956	$392,210
Less: Accumulated depreciation	(7,528)	(5,595)

	$412,428	$386,615

NOTE 6.	Equity Investments
      On April 29, 2004, the Company, along with two affiliates, Corporate Properties Associates 14 Incorporated (“CPA®:14”) and Corporate Properties Associates 15 Incorporated (“CPA®:15”), through a limited partnership in which the Company owns a 30.77% limited partnership interest, purchased 78 retail self-storage and truck rental facilities and entered into master lease agreements with two lessees that operate the facilities under the U-Haul brand name. The self-storage facilities are leased to Mercury Partners, LP and the truck rental facilities are leased to U-Haul Moving Partners, Inc.
      Summarized financial information of the limited partnership is as follows:

	March 31, 2006	December 31, 2005

Assets (primarily real estate)	$319,367	$323,364
Liabilities (primarily mortgage notes payable)	(193,742)	(196,752)

Partners’ and members’ equity	$125,625	$126,612

Company’s share of equity investees’ net assets	$38,874	$39,182

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)

	Three Months Ended
	March 31,

	2006	2005

Revenues (primarily rental income)	$7,141	$7,135
Expenses (primarily interest on mortgages and depreciation)	(4,692)	(4,598)

Net income	$2,449	$2,537

Company’s share of net income from equity investments	$748	$775

      The Company also owns interests in single-tenant net leased properties leased to corporations through non-controlling interests in partnerships and limited liability companies in which its ownership interests are 50% or less and the Company exercises significant influence. The underlying investments are owned with affiliates that have similar investment objectives as the Company. The ownership interests range from 25% to 50%. The lessees are Actuant Corporation, Hellweg Die Profi-Baumarkte GmbH & Co. KG, Pohjola Non-Life Insurance Company, Police Prefecture (French Government), Thales S.A., TietoEnator Plc and OBI A.G. (“OBI”). The interest in OBI was acquired during the three months ended March 31, 2006 (see Note 7).
      Summarized financial information of the above mentioned equity investees are as follows:

	March 31, 2006	December 31, 2005

Assets (primarily real estate)	$782,503	$575,944
Liabilities (primarily mortgage notes payable)	(582,334)	(419,690)

Partners’ and members’ equity	$200,169	$156,254

Company’s share of equity investees’ net assets	$69,243	$57,997

	Three Months Ended
	March 31,

	2006	2005

Revenues (primarily rental income and interest income from direct financing leases)	$11,261	$6,954
Expenses (primarily interest on mortgages and depreciation)	(8,080)	(5,721)

Net income	$3,181	$1,233

Company’s share of net income from equity investments	$955	$502

NOTE 7.	Acquisitions of Real Estate-Related Investments

Real Estate Acquired
      2006 — During the three months ended March 31, 2006, the Company completed two domestic investments at a total cost of $31,038. In connection with one of these investments, $9,000 in limited recourse mortgage financing was obtained with an annual fixed interest rate of 6.48% and 20 year term.
      2005 — During the three months ended March 31, 2005, the Company completed eight investments (seven domestic and one in Thailand), at a total cost of $228,158, which is based upon the applicable exchange rate at the date of acquisition where appropriate. In connection with these investments, $141,276, in limited recourse mortgage financing, which is based upon the applicable exchange rate at the date of acquisition where appropriate, was obtained with a weighted average interest rate and term of approximately 5.7% and 12.6 years, respectively.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)

Equity Investments Acquired
      2006 — During the three months ended March 31, 2006, the Company, together with an affiliated CPA® REIT, completed an equity investment in Europe where the Company’s ownership interest is 25%. The Company is accounting for this investment under the equity method of accounting as the Company does not have a controlling interest. The Company’s proportionate share of cost and non-recourse mortgage financing in this investment is $45,989 and $36,306, respectively, based upon the applicable exchange rate at the date of acquisition. Although the non-recourse mortgage financing is variable, as a result of entering into two interest rate swap agreements effective July 2006, the Company will have an effective blended annual fixed interest rate of 5%. The financing has a term of 10 years.
      2005 — During the three months ended March 31, 2005, the Company, together with an affiliated CPA® REIT, completed an equity investment in Europe where the Company’s ownership interest is 40%. The Company is accounting for this investment under the equity method of accounting as the Company does not have a controlling interest. The Company’s proportionate share of cost and limited recourse mortgage financing in this investment is $45,406 and $33,865, respectively, based upon the applicable exchange rate at the date of acquisition. The limited recourse mortgage financing has an annual fixed interest rate of 4.59% through February 2007 and then 4.57% thereafter. The loan has a term of 10 years.

Mortgage Notes Receivable Acquired
      2005 — During the three months ended March 31, 2005, the Company originated a $54,000 mortgage collateralized by the distribution and storage facilities of the borrower. The mortgage was originated as a 10-year loan with a 25-year amortization schedule, bearing interest at an annual fixed rate of approximately 6.34%. The advisor arranged for the syndication of the first $41,260 in the form of an A-note, bearing interest at an annual fixed rate of 5.14%. In consideration for an investment of $12,740, the Company obtained the $12,740 B-note, which bears interest at an annual fixed rate of 6.34%, and an interest only participation in the A-note for the difference between the stated amounts payable under the A-note and the amounts receivable from the interests sold to the participants in the A-note (the difference between the amounts payable at an annual rate of 6.34% and 5.14%). The interest only participation is accounted for as a marketable security with changes in its fair value included in other comprehensive income.

Real Estate Under Construction
      2006 — During the three months ended March 31, 2006, the Company entered into a domestic build-to-suit project at a total cost of $26,020, based on current estimated construction costs. Costs incurred through March 31, 2006 of $25,535 in connection with build-to-suit projects have been presented in the balance sheet as real estate under construction. The Company also obtained limited resource mortgage financing of up to $16,349 on an existing domestic build-to-suit at an annual fixed interest rate of 5.75% maturing in 2027, of which $1,614 has been drawn down as of March 31, 2006.

NOTE 8.	Intangibles
      In connection with its acquisition of properties, the Company has recorded net lease intangibles of $64,139, which are being amortized over periods ranging from 12 years to 40 years. Amortization of below-market and above-market rent intangibles is recorded as an adjustment to revenue. Below-market rent intangibles are included in prepaid and deferred rental income and security deposits in the accompanying consolidated financial statements.

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
      Intangibles are summarized as follows:

	March 31, 2006	December 31, 2005

Lease intangibles
In-place lease	$47,957	$43,481
Tenant relationship	13,836	12,808
Above-market rent	15,948	13,150
Less: accumulated amortization	(3,770)	(2,850)

	$73,971	$66,589

Below-market rent	$(13,602)	$(11,866)
Less: accumulated amortization	575	420

	$(13,027)	$(11,446)

      Net amortization of intangibles, including the effect of foreign currency translation, was $767 and $225 for the three months ended March 31, 2006 and 2005, respectively. Based on the intangibles recorded through March 31, 2006, annual net amortization of intangibles for each of the next five years is expected to be $3,238.

NOTE 9.	Commitments and Contingencies
      As of March 31, 2006, the Company was not involved in any material litigation.
      As previously reported, the advisor and Carey Financial, the wholly-owned broker-dealer subsidiary of the advisor, are currently subject to an investigation by the SEC into payments made to third party broker-dealers and other matters.
      In response to subpoenas and requests of the Division of Enforcement of the SEC (“Enforcement Staff”), the advisor and Carey Financial have produced documents relating to payments made to certain broker-dealers, both during and after the offering process, for certain of the REITs managed by the advisor (including Corporate Property Associates 10 Incorporated (“CPA®:10”), Carey Institutional Properties Incorporated (“CIP®”), Corporate Property Associates 12 Incorporated (“CPA®:12”), CPA®:14 and CPA®:15, in addition to selling commissions and selected dealer fees.
      Among the payments reflected in documents produced to the Enforcement Staff were certain payments, aggregating in excess of $9,600, made to a broker-dealer which distributed shares of the REITs. The expenses associated with these payments, which were made during the period from early 2000 through the end of 2003, were borne by and accounted for on the books and records of the REITs. Of these payments, CPA®:10 paid in excess of $40; CIP® paid in excess of $875; CPA®:12 paid in excess of $2,455; CPA®:14 paid in excess of $4,990; and CPA®:15 paid in excess of $1,240. In addition, other smaller payments by these REITs to the same and other broker-dealers have been identified aggregating less than $1,000. The Company did not make, or make reimbursements in respect of, any of these payments to broker-dealers.
      Although no formal regulatory action has been initiated against the advisor or Carey Financial in connection with the matters being investigated, the Company expects the SEC may pursue such an action against either or both of them. The nature of the relief or remedies the SEC may seek cannot be predicted at this time. If such an action is brought, it could have a material adverse effect on the advisor and the REITs managed by the advisor, including the Company, and the magnitude of that effect would not necessarily be limited to the payments described above but could include other payments and civil monetary penalties. Any action brought against the advisor or Carey Financial could also have a material

CORPORATE PROPERTY ASSOCIATES 16 — GLOBAL INCORPORATED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(in thousands except share and per share amounts)
adverse effect on the Company because of the Company’s dependence on the advisor and Carey Financial for a broad range of services, including in connection with the offering of securities.
      Several state securities regulators have sought information from Carey Financial relating to the matters described above. While one or more states may commence proceedings against Carey Financial in connection with these inquiries, the Company does not currently expect that these inquiries will have a material effect on the advisor or Carey Financial incremental to that caused by any SEC action.
      The Company is liable for certain expenses of offerings of its securities including filing, legal, accounting, printing and escrow fees, which are to be deducted from the gross proceeds of the offerings. The Company reimburses Carey Financial or one of its affiliates for expenses (including fees and expenses of its counsel) and for the costs of any sales and information meetings of Carey Financial’s employees or those of one of its affiliates relating to the Company’s securities offerings. Total underwriting compensation with respect to any offering may not exceed 10% of gross proceeds of such offering. The advisor has agreed to be responsible for the payment of (i) organization and offering expenses (excluding selling commissions and selected dealer fees paid and expenses reimbursed to the sales agent and selected dealers) which exceed 4% of the gross proceeds of each offering and (ii) organization and offering expenses (including selling commissions, fees paid and expenses reimbursed to selected dealers) which exceed 15% of the gross proceeds of each offering. The total costs paid by the advisor and its subsidiaries in connection with offerings of the Company’s securities were $18,644 through March 31, 2006, of which the Company has reimbursed $12,840. Unpaid costs are included in due to affiliates in the accompanying consolidated financial statements.

NOTE 10.	Subsequent Events
      In April 2006, the Company completed an investment in New Jersey for a total purchase price of approximately $48,400.
      In May 2006, the Company obtained $10,850 of limited recourse mortgage financing in connection with certain properties in Texas. The limited recourse mortgage financing has an annual fixed interest rate of 6.54% and a 15 year term.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
(in thousands except share and per share amounts)
      The following discussion and analysis of financial condition and results of operations should be read in conjunction with the consolidated financial statements and notes thereto as of March 31, 2006.
EXECUTIVE OVERVIEW

Business Overview
      Corporate Property Associates 16 — Global Incorporated (the “Company”) is a real estate investment trust (“REIT”) that invests in commercial properties leased to companies domestically and internationally. The primary source of our revenue is earned from leasing real estate, primarily on a triple net lease basis. Revenue is subject to fluctuation because of lease expirations, lease terminations, the timing of new lease transactions, tenant defaults and sales of properties. As of March 31, 2006, our portfolio consisted of 179 properties leased to 38 tenants and totaling more than 13 million square feet. We were formed in 2003 and are managed by a wholly-owned subsidiary of W. P. Carey & Co. LLC (the “advisor”). As a REIT, we are not subject to federal income taxation as long as we satisfy certain requirements relating to the nature of our income, the level of our distributions and other factors.

Current Developments and Trends
      Current developments include:

FUND RAISING ACTIVITY — Effective March 27, 2006, we commenced our second public offering of up to 55,000,000 shares of common stock at a price of $10.00 per share and raised over $50 million in our first month of sales.

INVESTMENT ACTIVITY — During the three months ended March 31, 2006, we completed four investments, including entering into a build-to-suit project, at a total cost of $103,047, which is based upon the applicable foreign exchange rate at the date of acquisition where appropriate, and reflects our proportionate share of cost, under the equity method of accounting, for an investment made jointly with an affiliate where we do not have a controlling interest. During 2006, we obtained limited recourse mortgage financing of $46,920 including our proportionate share of financing for an investment accounted for under the equity method of accounting, with a weighted average annual interest rate and term of approximately 5.2% and 11.7 years, respectively. Of the four investments made, three are in the U.S. with the remaining investment owning interests in multiple locations in Poland.

TENANT ACTIVITY — Our tenants, Clean Earth Kentucky, LLC and Clean Earth Environmental Group LLC (collectively, “Clean Earth,”) each filed for Chapter 11 bankruptcy protection in January 2006. The initial aggregate annual rent under their lease is approximately $710, with annual rent increases based on the increase in CPI. Clean Earth has been making partial payments of amounts due under the lease and as of March 31, 2006 owes us approximately $180. Foss Manufacturing Company, Inc., which filed for bankruptcy protection in September 2005 and owed us $231 as of March 31, 2006, affirmed its lease in May 2006.

QUARTERLY DISTRIBUTION — In March 2006, our board of directors approved and increased the 2006 first quarter distribution to $.1575 per share payable in April 2006 to shareholders of record as of March 31, 2006.
      Current trends include:

We continue to see increased competition for net leased properties as capital continues to flow into real estate, in general, and net leased real estate, in particular. We believe that low long-term interest rates by historical standards have created greater investor demand for yield-based investments,

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)

such as net leased real estate, thus creating increased capital flows and a more competitive investment environment.

We believe that several factors may provide us with continued investment opportunities both domestically and internationally including increased merger and acquisition activity, which may provide additional sale-leaseback opportunities as a source of funding, a continued desire of corporations to divest themselves of real estate holdings and increasing opportunities for sale-leaseback transactions in the international market, which continues to make up a large portion of our investment opportunities.

We currently expect international commercial real estate to comprise a significant portion of the investments we make. Financing terms for international transactions are generally more favorable as they provide for lower interest rates and greater flexibility to finance the underlying property. These benefits are partially offset by shorter financing maturities and increased exposure to fluctuations in foreign currency exchange rates.

Increases in long term interest rates would likely cause the value of our real estate assets to decrease. Increases in interest rates may also have an impact on the credit quality of certain tenants. Rising interest rates would likely cause an increase in inflation and a corresponding increase in the Consumer Price Index (“CPI”). To the extent that the CPI increases, additional rental income streams may be generated for leases with CPI adjustment triggers and partially offset the impact of declining property values. In addition, we constantly evaluate our debt exposure and to the extent that opportunities exist to refinance and lock in lower interest rates over a longer term, we may be able to reduce our exposure to short term interest rate fluctuation.

We have foreign operations and as such are subject to risk from the effects of exchange rate movements in foreign currencies. We benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to foreign currencies. During the three months ended March 31, 2006, we benefited from the relative weakening of the U.S. dollar as compared to its strengthening during the comparable 2005 period.

For the three months ended March 31, 2006, cash flow generated from operations and equity investments was sufficient to fund distributions paid to shareholders and minority partners and scheduled mortgage principal payments.

We expect that substantially all of the capital that will be raised with our second public offering will be through one selected dealer and any adverse change in our relationship with this selected dealer could limit our ability to sell additional shares of common stock.

How Management Evaluates Results of Operations
      Management evaluates our results of operations with a primary focus on the ability to generate cash flow necessary to meet our objectives of funding distributions to our shareholders and overall property appreciation. As a result, management’s assessment of operating results gives less emphasis to the effect of unrealized gains and losses, which may cause fluctuations in net income for comparable periods but have no impact on cash flow, and to other non-cash charges such as depreciation and impairment charges. In evaluating cash flow from operations, management includes equity distributions that are included in investing activities to the extent that the distributions in excess of equity income are the result of non-cash charges such as depreciation and amortization. Management does not consider unrealized gains and losses resulting from short-term foreign currency fluctuations or derivative instruments when evaluating our

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)
ability to fund distributions. Management’s evaluation of our potential for generating cash flow includes an assessment of the long-term sustainability of our real estate portfolio.
      Our operations consist primarily of the investment in and the leasing of commercial real estate. Management’s evaluation of the sources of lease revenues for the three months ended March 31, 2006 and 2005 is as follows:

	Three Months Ended
	March 31,

	2006	2005

Rental income	$10,355	$3,887
Interest income from direct financing leases	3,152	1,927

	$13,507	$5,814

      We earned net lease revenues (i.e., rental income and interest income from direct financing leases) from our direct ownership of real estate from the following lease obligations:

	Three Months Ended
	March 31,

	2006	2005

Telcordia Technologies, Inc.(a)	$2,206	$411
The Talaria Company (Hinckley)(a)(b)	1,254	—
Huntsman International, LLC(a)	1,006	—
MetoKote Corporation, MetoKote Canada Limited and MetoKote de Mexico(a)(c)	935	—
Ply Gem Industries, Inc.(c)	885	855
Finisar Corporation(a)	810	511
Foss Manufacturing Company, Inc.(d)	799	799
Polestar Petty Ltd.(c)	642	682
LFD Manufacturing Limited and IDS Logistics (Thailand) Limited(a)(c)	573	323
Murray International Metals, Limited(a)(c)	496	—
HMS Healthcare, Inc.(a)	426	443
Plantagen Finland Oy and Plantagen Sverige AB(c)	402	446
Xpedite Systems, Inc.	398	398
Precise Technology Group, Inc.(a)	362	297
Castle Rock Industries, Inc.	338	328
Dick’s Sporting Goods, Inc.(a)(b)	336	—
Bob’s Discount Furniture, LLC(a)	240	—
Career Education Corp.(a)	227	—
John McGavigan Limited(a)(c)	215	—
John Nurminen Oy(a)(c)	204	—
Other(a)(c)(e)	753	321

	$13,507	$5,814

(a)	We acquired or placed into service our interest in this investment during 2005.

(b)	Includes lease revenues applicable to minority interests totaling $712 in 2006.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)

(c)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(d)	Foss filed for Chapter 11 bankruptcy protection in September 2005 and subsequently affirmed its lease in May 2006.

(e)	We acquired or placed into service our interest in this investment during 2006.
      We recognize income from equity investments of which lease revenues are a significant component. Our ownership interests range from 25% to 50%. Our share of net lease revenues in the following lease obligations is as follows:

	Three Months Ended
	March 31,

	2006	2005

U-Haul Moving Partners, Inc. and Mercury Partners, LP	$2,196	$2,196
Thales S.A.(a)	942	1,021
Hellweg Die Profi-Baumarkte GmbH & Co. KG(a)(b)	759	—
Police Prefecture, French Government(a)(b)	746	—
Pohjola Non-life Insurance Company(a)(b)	730	775
TietoEnator Plc(a)	683	736
Actuant Corporation(a)	178	193
OBI A.G.(a)(c)	8	—

	$6,242	$4,921

(a)	Revenue amounts are subject to fluctuations in foreign currency exchange rates.

(b)	We acquired or placed into service our interest in this investment during 2005.

(c)	We acquired or placed into service our interest in this investment during 2006.
RESULTS OF OPERATIONS
      The results of operations presented below for the three months ended March 31, 2006 and 2005 are not expected to be representative of future results because we anticipate that our asset base will continue to increase substantially. As our asset base increases, revenues and general and administrative and property expenses as well as depreciation is expected to increase. Interest expense is expected to increase as we obtain mortgage financing for our investments.

Lease Revenues
      For the three months ended March 31, 2006 and 2005, lease revenues (rental income and interest income from direct financing leases) increased by $7,693 primarily as a result of recent investment activity. Rent from several investments completed during 2006 and 2005 contributed $6,608 of this increase while the completion of a build-to-suit project in September 2005 contributed $1,006 of the increase. Our leases generally have rent increases based on formulas indexed to increases in the CPI or other indices for the jurisdiction in which the property is located, sales overrides or other periodic increases, which are designed to increase lease revenues in the future.
      We have completed several international investments and expect that such investments will continue to make up a significant portion of our investment activity. We expect lease revenue from our international investments to fluctuate in the future in connection with exchange rate movements in foreign currencies.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)

Interest Income on Mortgage Receivable
      For the three months ended March 31, 2006 and 2005, interest income on mortgage receivable increased $165 primarily as a result of an investment in a mortgage loan totaling $12,740 that was entered into in January 2005.

Depreciation and Amortization
      For the three months ended March 31, 2006 and 2005, depreciation and amortization increased $1,741 primarily as a result of depreciation and amortization incurred on investments completed in 2006 and 2005.

Property Expenses
      For the three months ended March 31, 2006 and 2005, property expenses increased by $1,443 primarily due to an increase in asset management and performance fees of $1,086, an increase in the provision for uncollected rents of $165 and an increase in reimbursable tenant costs of $82.
      The increase in the asset management and performance fees paid to the advisor results from an increase in our asset base due to recent investment activity in 2005 and 2006. The increase in the provision for uncollected rents relates primarily to amounts due from Foss and Clean Earth, which filed for bankruptcy protection in September 2005 and January 2006, respectively. Foss affirmed its lease in May 2006. Actual recoveries of reimbursable tenant costs are recorded as both revenue and expense and therefore have no impact on net income.

General and Administrative
      For the three months ended March 31, 2006 and 2005, general and administrative expenses increased by $399 primarily due to an increase in our share of expenses allocated by the advisor and an increase in our share of rental expenses under an office-sharing agreement totaling $315, an increase in professional fees of $226 and an increase in income taxes of $128. These increases were partially offset by a decrease in acquisition expenses of $299.
      The increase in expenses allocated by the advisor results from the increase in our asset base due to recent investment activity while the increase in rent expenses is due to an increase in our revenue as rent is allocated under the office-sharing agreement based on revenue. The increase in professional fees reflects the increase in our asset base as a result of recent investment activity. The increase in income taxes primarily relates to an assessment of amounts due in connection with our investment in Canada. The reduction in acquisition expenses is primarily related to lower investment volumes as compared to the comparable prior year period.

Income from Equity Investments
      Income from equity investments represents our proportionate share of net income (revenue less expenses) from investments entered into with affiliates or third parties in which we have been deemed to have a non-controlling interest but exercise significant influence.
      For the three months ended March 31, 2006 and 2005, income from equity investments increased by $426 primarily due to recent investment activity in 2006 and 2005. Three equity investments completed subsequent to the first quarter of 2005 contributed $470 of the increase. This increase was partially offset by the impact of fluctuations in average foreign currency exchange rates as compared to the comparable prior year period.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)

Minority Interest in Income
      We consolidate investments in which we are deemed to have a controlling interest. Minority interest in income represents the proportionate share of net income (revenue less expenses) from such investments that is attributable the partner(s) holding the non-controlling interest.
      Minority interest in income of $475 during 2006 reflects our acquisition of controlling interests in the Hinckley property and a Dick’s Sporting Goods property in Indiana. We entered into these investments with two affiliated CPA® REITs during the second and fourth quarters of 2005, respectively.

Gain (Loss) on Foreign Currency Transactions and Derivative Instruments, Net
      For the three months ended March 31, 2006, we recognized a net gain on foreign currency transactions and derivative instruments of $26 as compared with a net loss of $166 for the three months ended March 31, 2005. The gain is primarily due to the relative weakening of the U.S. dollar in the current three month period, as compared with its strengthening during the comparable period in 2005.

Interest Expense
      For the three months ended March 31, 2006 and 2005, interest expense increased by $3,244 primarily due to the impact of limited recourse mortgage loans obtained on investments completed during 2006 and 2005. During the three months ended March 31, 2006, we obtained mortgage financing totaling $10,614 with a weighted average interest rate and term of 6.37% and 20.2 years. During the year ended December 31, 2005, we obtained mortgage financing of $369,551 with a weighted average annual interest rate and term of 5.5% and 13.6 years.

Net Income
      For the three months ended March 31, 2006 and 2005, net income increased $1,156, primarily due to income generated from investments completed in 2006 and 2005, as described above.
FINANCIAL CONDITION

Uses of Cash During the Period
      We commenced our second public offering of common stock in March 2006. Cash and cash equivalents totaled $116,680 as of March 31, 2006. We believe that we have sufficient cash balances to invest in a diversified investment portfolio and meet existing working capital needs. Our use of cash during the three months ended March 31, 2006 is described below.
      OPERATING ACTIVITIES — One of our objectives is to use the cash flow from net leases (including cash flow from our equity investments) to meet operating expenses, service debt and fund distributions to shareholders. During the three months ended March 31, 2006, cash flows from operations and equity investments of $10,902 were sufficient to fund distributions to shareholders of $8,926, meet scheduled mortgage principal installments of $1,314 and distribute $510 to minority interest partners. During 2006, the advisor has elected to receive asset management and performance fees in restricted common stock. As a result of this election, we paid asset management fees of $773 through the issuance of stock rather than in cash. Performance fees have not been paid as we have not achieved the performance criterion.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)
      INVESTING ACTIVITIES — Our investing activities are generally comprised of real estate related transactions (purchases and sales of real estate and mortgage loans collateralized by real estate) and the purchase of and sale of short-term investments and marketable securities which we intend to convert to cash. We completed four investments during the three months ended March 31, 2006. Our investment activity during 2006 was funded through the use of existing cash balances and proceeds from limited recourse mortgage financing and the issuance of our stock.
      FINANCING ACTIVITIES — In addition to making scheduled mortgage principal payments, paying distributions to shareholders and minority partners, we used $1,045 to purchase treasury shares through a redemption plan which allows shareholders to sell shares back to us, subject to certain limitations. During the three months ended March 31, 2006, we obtained $10,614 in mortgage financing to fund investment activity and received $3,963 from the issuance of stock, net of costs. The decrease in proceeds from the issuance of our common stock as compared to the comparable prior year period is due to the termination of our initial public offering in March 2005. We anticipate that proceeds from the issuance of our common stock will increase substantially throughout 2006 as a result of the commencement of our second public offering in March 2006.
      All of our mortgage obligations effectively bear interest at fixed rates. Accordingly, our cash flow should not be adversely affected by increases in interest rates, which are near historical lows. However, financing on future acquisitions will likely bear higher rates of interest.

Cash Resources
      As of March 31, 2006, we had $116,680 in cash and cash equivalents as well as $2,084 in short-term instruments that we intend to convert to cash, which will primarily be used to fund future investments, as well as maintain sufficient working capital balances and meet other commitments. In addition, debt may be incurred on unleveraged properties with a carrying value of $33,747 as of March 31, 2006 and any proceeds may be used to finance future investments. We expect to continue raising funds through the second public offering of our common stock which commenced in March 2006.
      We expect cash flows from operating activities to be affected by several factors in 2006 including:

•	The impact of investments completed during 2006, the full year impact of investments completed in 2005 and the expected completion of a build-to-suit project in 2006, all of which we expect will have a positive impact on cash flow.

•	The advisor’s election in 2006 to continue to receive asset management and performance fees in restricted shares.

•	Scheduled rent increases on several properties during 2006 should result in additional cash from operations.

Cash Requirements
      During the next twelve months, cash requirements will include scheduled mortgage principal payment installments (we have no mortgage balloon payments scheduled until 2011), paying distributions to shareholders, funding build-to-suit commitments on projects that we currently project to total $61,598 as well as other normal recurring operating expenses. We also intend to use our cash to make new investments to further diversify our portfolio and maintain cash balances sufficient to meet working capital needs.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)
      We have an equity interest in a property in Finland for which our proportionate share of mortgage debt as of March 31, 2006 is $27,229. In accordance with the loan agreement, we have an obligation to complete certain non-monetary actions within a specified period of time that have not been completed as of March 31, 2006. As a result of not completing this obligation, an event of default has occurred. We are working to complete this obligation and have received a waiver from the lender providing for an extension to complete the obligation by May 31, 2006. We expect to complete this obligation by May 31, 2006, however; in the event that we are unable to complete this obligation by May 31, 2006, the lender may call the remaining obligation on this loan at any time.
      Based on projected increases in operating cash flows from recent investments, cash flow from operations and distributions from operations of equity investments in excess of equity income is expected to be sufficient to meet operating cash flow objectives during the next twelve months. Accordingly, we expect to have sufficient cash flow to continue funding distributions to our shareholders. Distributions are determined based in part upon our long-term projections of cash flow.

Aggregate Contractual Agreements
      The table below summarizes our contractual obligations as of March 31, 2006 and the effect that such obligations are expected to have on our liquidity and cash flow in future periods.

		Less Than			More Than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Mortgage notes payable — Principal	$369,173	$7,586	$16,235	$18,842	$326,510
Mortgage notes payable — Interest	234,676	21,780	42,318	40,172	130,406
Deferred acquisition fees due to affiliate — Principal	19,760	—	19,076	684	—
Deferred acquisition fees due to affiliate — Interest	2,897	—	2,863	34	—
Build-to-suit commitments(1)	61,598	61,598	—	—	—
Operating leases(2)	2,871	150	542	552	1,627

	$690,975	$91,114	$81,034	$60,284	$458,543

(1)	Represents remaining build-to-suit commitments for four projects. Commitments include a project in Blairsville, Pennsylvania where estimated total construction costs are currently projected to total approximately $25,152, of which $2,502 was funded as of March 31, 2006; a project in Plainfield, Indiana where estimated total construction costs are currently projected to total approximately $17,600 of which $2,812 was funded as of March 31, 2006; a project in Norwich, Connecticut where estimated total construction costs are currently projected to total up to approximately $12,500, of which $8,890 has been funded as of March 31, 2006; and a project in Laramie, Wyoming, where estimated total construction costs are currently projected to total approximately $24,731 of which $4,181 was funded as of March 31, 2006.

(2)	Operating lease obligations consist primarily of our share of minimum rents payable under an office cost-sharing agreement with certain affiliates for the purpose of leasing office space used for the administration of real estate entities. Such amounts are allocated among the entities based on gross revenues and are adjusted quarterly.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (continued)
(in thousands except share and per share amounts)
      Amounts in the table above related to our foreign operations are based on the exchange rate of the local currencies as of March 31, 2006.
      As of March 31, 2006, we have no material capital lease obligations for which we are the lessee, either individually or in the aggregate.
SUBSEQUENT EVENTS
      In April 2006, we completed an investment in New Jersey for a total purchase price of approximately $48,400.
      In May 2006, we obtained $10,850 of limited recourse mortgage financing in connection with certain properties in Texas. The limited recourse mortgage financing has an annual fixed interest rate of 6.54% and a 15 year term.
ITEM 3. — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
(in thousands)
      Market risk is the exposure to loss resulting from changes in interest rates, credit spreads, foreign currency exchange rates and equity prices. In pursuing our business plan, the primary market risks to which we are exposed are interest rate risk and foreign currency exchange rate risks.

Interest Rate Risk
      The value of our real estate is subject to fluctuations based on changes in interest rates, local and regional economic conditions and changes in the creditworthiness of lessees, and which may affect our ability to refinance our debt when balloon payments are scheduled.
      All of our long-term debt effectively bears interest at fixed rates, and therefore the fair value of these instruments is affected by changes in the market interest rates. The following table presents principal cash flows based upon expected maturity dates and scheduled amortization payments of our debt obligations and the related weighted-average interest rates by expected maturity dates for our fixed rate debt. The annual interest rates on our fixed rate debt as of March 31, 2006 ranged from 4.36% to 7.15%.

	2006	2007	2008	2009	2010	Thereafter	Total	Fair Value

Fixed rate debt	$5,958	$7,277	$8,346	$8,951	$9,538	$329,103	$369,173	$358,169
Weighted average interest rate	5.92%	5.92%	5.93%	5.93%	5.93%	5.86%
      A change in interest rates of 1% would not have an effect on annual interest expense as we have no variable rate debt. A change in interest rates of 1% would increase or decrease the fair value of our fixed rate debt at March 31, 2006 by approximately $18,264.
      Although we have not experienced any credit losses on investments in loan participations, in the event of a significant rising interest rate environment and/or economic downturn, loan defaults could increase and result in us recognizing credit losses, which could adversely affect our liquidity and operating results. Further, such defaults could have an adverse effect on the spreads between interest earning assets and interest bearing liabilities.

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 3. — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK (continued)
(in thousands)

Foreign Currency Exchange Rate Risk
      We have foreign operations in the European Union, Thailand and Canada and as such are subject to risk from the effects of exchange rate movements of foreign currencies, which may affect future costs and cash flows. A significant portion of our foreign operations were conducted in the Euro. We are likely to conduct business in other currencies as we seek to invest funds from our offering internationally. For all currencies we are a net receiver of the foreign currency (we receive more cash then we pay out) and therefore our foreign operations benefit from a weaker U.S. dollar and are adversely affected by a stronger U.S. dollar relative to the foreign currency. Net realized and unrealized foreign currency translation gains of $26 are included in the accompanying financial statements for the three months ended March 31, 2006. Such gains are primarily due to changes in foreign currency on accrued interest receivable on notes receivable from wholly-owned subsidiaries.
      To date, we have not entered into any foreign currency forward exchange contracts to hedge the effects of adverse fluctuations in foreign currency exchange rates. We have obtained limited recourse mortgage financing at fixed rates of interest in the local currency. To the extent that currency fluctuations increase or decrease rental revenues as translated to dollars, the change in debt service, as translated to dollars, will partially offset the effect of fluctuations in revenue, and, to some extent mitigate the risk from changes in foreign currency rates.
ITEM 4. — CONTROLS AND PROCEDURES
      Our disclosure controls and procedures include our controls and other procedures designed to provide reasonable assurance that information required to be disclosed in this and other reports filed under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is accumulated and communicated to our management, including our Chief Executive Officer and acting Chief Financial Officer, to allow timely decisions regarding required disclosure and to ensure that such information is recorded, processed, summarized and reported, within the required time periods specified in the SEC’s rules and regulations.
      Our Chief Executive Officer and acting Chief Financial Officer have conducted a review of our disclosure controls and procedures as of March 31, 2006. Based upon this review, our Chief Executive Officer and acting Chief Financial Officer have concluded that our disclosure controls and procedures (as defined in Rule 13a-15(e) promulgated under the Exchange Act) are sufficiently effective to ensure that the information required to be disclosed by us in the reports we file under the Exchange Act is recorded, processed, summarized and reported within the required time periods specified in the SEC’s rules and regulations.
      There have been no changes during the first quarter of 2006 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
PART II
ITEM 2. — UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
      (a) For the quarter ended March 31, 2006, 77,331 shares of common stock were issued to the advisor as consideration for asset management fees. Shares were issued at $10 per share. Since none of these transactions were considered to have involved a “public offering” within the meaning of Section 4(2) of the Securities Act, as amended, the shares issued were deemed to be exempt from registration. In

CORPORATE PROPERTY ASSOCIATES 16 – GLOBAL INCORPORATED
ITEM 2. — UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS (continued)
acquiring our shares, the advisor represented that such interests were being acquired by it for the purposes of investment and not with a view to the distribution thereof.
      (c) Issuer Purchases of Equity Securities

Maximum Number
(or Approximate
			Total Number of	Dollar Value) of
			Shares Purchased as	Shares That May
			Part of Publicly	Yet be Purchased
	Total Number of	Average Price	Announced Plans or	Under the Plans
Period	Shares Purchased(1)	Paid per Share	Programs(1)	or Programs(1)

January 1, 2006 — January 31, 2006	—	—	N/A	N/A
February 1, 2006 — February 28, 2006	—	—	N/A	N/A
March 1, 2006 — March 31, 2006	112,355	9.30	N/A	N/A

Total	112,355

(1)	All shares were purchased pursuant to our redemption plan, which we announced in December 2003. Under our redemption plan we may elect to redeem shares of our common stock subject to certain conditions and limitations. The maximum amount of shares purchasable by us in any period depends on the availability of funds generated by the Distribution Reinvestment and Share Purchase Plan and other factors at the discretion of our Board of Directors. However, at no time during a 12-month period may the number of shares redeemed by us exceed 5% of the number of shares of our outstanding common stock at the beginning of such period. The redemption plan will terminate if and when our shares are listed on a national securities exchange or included for quotation on Nasdaq.
ITEM 6. — EXHIBITS

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CORPORATE PROPERTY ASSOCIATES 16- GLOBAL INCORPORATED
Date 5/15/2006

By:	/s/ Mark J. DeCesaris

Mark J. DeCesaris
Managing Director and acting Chief Financial
Officer (acting Principal Financial Officer)
Date 5/15/2006

By:	/s/ Claude Fernandez

Claude Fernandez
Managing Director and Chief Accounting Officer
(Principal Accounting Officer)